SECURITI[illegible] SSION

04017298

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24841

RECEIVED FEB 26 2004 PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 AND ENDING 12-31-2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southampton Investment Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SOUTHAMPTON INVESTMENT SERVICES, INC 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966 (No. and Street)

SOUTHAMPTON INVESTMENT SERVICES, INC 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DINESH S. SHAH (215) 322-8530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICCARDI MICHAEL E.
(Name – *if individual, state last, first, middle name*)

16 S. STATE ST. NEWTOWN PA 18940
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Dinesh S. Shah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southampton Investment Services Inc., as of 12 - 31-, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dinesh S. Shah
Signature

President
Title

Kathleen M Orlando 2-20-04
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kathleen M. Orlando, Notary Public
Upper Southampton Twp., Bucks County
My Commission Expires Feb. 17, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. Riccardi Agency
at Cornell Place
16 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker/Appraiser

Office: (215) 860-3557
Fax: (215) 860-6277

January 8, 2004

Mr. Dinesh S. Shah, President
Southampton Investment Services, Inc.
1476 Rosebud Road
Southampton, PA 18966

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Southampton Investment Services, Inc. as of December 31, 2003 and the related statements of income, financial earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

It is the nature of this company that securities are not held by the company but sent directly to the clearing broker. For this reason, no procedure for safeguarding securities by the company was performed.

In our opinion, except for the inability to inspect securities for the reason mentioned, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

M.E. Riccardi
Public Accountant*

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

M. Riccardi Agency
at Cornell Place
16 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker/Appraiser

Office: (215) 860-3557
Fax: (215) 860-6277

January 8, 2004

To the Shareholders and Directors:

I have examined the financial statements of Southampton Investment Services, Inc. as of December 31, 2003 and have issued my report thereon. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system, the procedures for safeguarding securities, and the practices and procedures the review of which is specified in subparagraphs (i) to (iv) of rule 17a-(g)(1), to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the securities exchange act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and the Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other audited procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective on internal accounting control is to provide reasonable, but no absolute, assurance as the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintenance accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes judgments by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period December 31, 2003 which was made for the purpose set forth in the first paragraph above and would not necessarily disclose all weakness in the system which may have existed during the period under review, disclosed no weakness that I believe to be material.

Yours truly,

M.E. Riccardi
Public Accountant*
MER/cmr

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

SOUTHAMPTON INVESTMENT SERVICES, INC
1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

INCOME STATEMEN FOR PERIO JAN 1,2003 TO DEC 31,2003

Revenues:	
Commissions	$6,333.17
Interest	317.74
Other Income	948.57
Trading	22,041.66
Dividend	5,018.54
Total Revenues	**$34,659.67**
Expenses:	
Communications	6,894.18
Publications	1,244.86
Wages	1,500.00
Payroll Taxes	150.05
Gifts	5.00
Auto	320.47
Registration	1,491.00
Entertainment	273.27
Miscellaneous	1,328.62
Employee Benefits	10,216.14
Office Equipment	1,937.33
Office Supplies	183.82
Taxes	243.76
Postage	**$63.17**
Total Expenses	**$25,851.67**
Net Income	$8,808.00

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

BALANCE SHEET AS OF DEC 31,2003

Assets	
Current Assets	
Cash	$576.86
Securities	71,496.69
SWS CLEARING	114,095.46
Total Current Assets	**$186,169.01**
TOTAL ASSETS	**$186,169.01**
Liabilities and Shareholders Equity	
Current Liabilities	
Accounts Payable	495.00
Tax Payables	522.11
Total Liabilities	**$1,017.11**
Capital	
Common Shares Authorize 20,000	
No Par Value	120,000.00
Retained Earnings	65,151.90
Total Capital	**$185,151.90**
TOTAL LIABILITIES & CAPITA]	**$186,169.01**

SOUTHAMPTON INVESTMENT SERVICES, INC
1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

STATEMENT OF CHANGES IN FINANCIAL CONDITION FOR JAN 1,2003 TO DEC 31,2003

Sources of Funds	
Net Profit	$8,808.00
Securities	96,780.89
Increase in Taxes Payable	449.30
Decrease in Accounts Receivables	4,593.92
Total	**$110,632.11**
Uses of Funds	
SWS Clearing	111,711.82
Increase in Accounts Payable	-495.00
Total	**$111,216.82**
Decrease in Working Capital	($584.71)

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

RECONCILIATION OF NET CAPITAL ENDING DEC 31,2003

Net Worth At Beginning of Period Covered By This Statement Jan 1,2003	$176,343.90
Profits (Losses) For 12 Months Ending DEC 31,2003	8,808.00
Total	**$185,151.90**
Deductions:	
Petty Cash	$34.07
Hair Cut	10,172.69
Total Deductions	**$10,206.76**
Net capital December 31,2003	**174,945.14**
Net Computation As Per Unaudited Computation	174,945.00
Discrepancy	**$0.14**

SOUTHAMPTON INVESTMENT SERVICES, INC
1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

STATEMENT OF RETAINED EARNINGS FOR YEAR 2003

Retained Earnings As of Jan 1,2003	$56,343.90
Net Income for Period	8,808.00
Retained Earnings As of Dec 31,2003	**$65,151.90**

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

For the period (MMDDYY) from 1-1-2003 to 12-31-2003

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 176,343.90	424
A. Net income (loss)		8,808.00	425
B. Additions (Includes non-conforming capital of	$ [4262])		426
C. Deductions (Includes non-conforming capital of	$ [4272])		427
2. Balance, end of period (From item 1800)		$ 185,151.90	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	430
A. Increases		431
B. Decreases		432
4. Balance, end of period (From item 3520)	$	433

OMIT PENNIES

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966 — as of 12-31-2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 185,151 90	348
2.	Deduct ownership equity not allowable for Net Capital			( )	349
3.	Total ownership equity qualified for Net Capital				350
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			07	352
	B. Other (deductions) or allowable credits (List)			34	352
5.	Total capital and allowable subordinated liabilities			$ 185,117 83	353
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	362
7.	Other additions and/or allowable credits (List)			83	363
8.	Net capital before haircuts on securities positions			$ 185,117	364
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options	69	3730		
	4. Other securities	10,172	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(10,172 69)	374
10.	Net Capital			$ 174,945 14	375

OMIT PENNI

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

Notes to statement of Financial Condition:

(1) Southampton Investment Services Inc., (the "company") is a broker-dealer and clears all transations through Southwest Securities Inc. on a fully disclosed basis.

(2) Securities are carried on a settlement data basis.

(3) Securities are valued on a market valuse basis.

(4) No sub-ordinated loans are outstanding.

(5) As a registered broker-dealer and member of NASD, the "Company" is subject to Uniform Net Capital Rule 17a –5 (a) of Securities and Exchange Commission. "Company" as of December 31, 2003, net capital of $ 185,152 against the required capital of $ 100,000.

(6) "Company" does not have any lease obligations.

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966